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July 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	CleanTech Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Amendment No. 1 Filed July 1, 2022
File No. 001-40611

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comments received on July 7, 2022 (the “Oral Comments”) regarding the Company’s revised Preliminary Proxy Statement on Schedule 14A filed on July 1, 2022.

In connection with such comments, the Company will make the following revisions to the disclosure in the definitive proxy statement (italicized language is the revised language):

1.	On the letter to stockholders and on pages 2, 9 and 17, the disclosure will be revised to read as follows:

The loans will be forgiven by the Co-Sponsors or their affiliates if the Company is unable to consummate an initial business combination except to the extent of any funds held outside of the Trust Account. Each of the Charter Amendment, Trust Amendment, and the Adjournment Proposal are more fully described in the accompanying Proxy Statement.

2.	On page 10, the disclosure will be revised to read as follows:

As of today, CLAQ Co-Sponsors have made an interest-free loan in the aggregate amount of $400,000 to the Company. They will be repaid at the closing of the business combination, and therefore, funds available to the post-combination company will be reduced by that same amount. No funds from the Trust Account would be used to repay such loans in the event of our liquidation.

***

If the Charter Amendment Proposal and the Trust Amendment Proposal are approved, CLAQ’s Co-Sponsors will deposit in the Trust Account only $100,000 for each 1-month extension as interest-free loans to be repaid by CLAQ upon consummation of an initial business combination. No funds from the Trust Account would be used to repay such loans in the event of our liquidation.

3.	On page 12, the disclosure will be revised to read as follows:

If we liquidate, our public shareholders may only receive $10.11 per share if the proposal in this proxy statement is approved and we extend our life one time (or $10.21 per share if the proposal in this proxy statement is not approved by stockholders and we extend our life one time), and our warrants and rights will expire worthless.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Eli Spiro